SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OMNITURE, INC.

(Name of Subject Company (Issuer))

SNOWBIRD ACQUISITION CORPORATION
ADOBE SYSTEMS INCORPORATED

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	68212S109
(Titles of classes of securities)	(CUSIP number of class of securities)

Karen Cottle

Senior Vice President, General Counsel & Corporate Secretary

Adobe Systems Incorporated

345 Park Avenue

San Jose, CA 95110-2704

Tel: 408-563-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Peter F. Kerman

Glenn G. Nash

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Tel: 650-328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,790,228,933.00	$99,894.77

*                 Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 83,266,462 shares of common stock, par value $0.001 per share, of Omniture at a purchase price of $21.50 per share. Such number of shares consists of (i) 77,306,452 shares of common stock issued and outstanding as of September 21, 2009, and (ii) 5,960,010 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options, restricted stock units and other rights to acquire Omniture shares.

**          The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00005580 of the transaction valuation.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99,894.77	Filing Party: Adobe Systems Incorporated and Snowbird Acquisition Corporation

Form or Registration No. Schedule TO	Date Filed: September 24, 2009

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐                      issuer tender offer subject to Rule 13e-4.

☐                      going-private transaction subject to Rule 13e-3.

☐                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 24, 2009, as amended (the “Schedule TO” and together with the Amendment, the “Statement”), by Snowbird Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Adobe”), relating to the offer (the “Offer”) by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Omniture, Inc., a Delaware corporation (“Omniture”), at a purchase price of $21.50 per Share, net to the seller in cash, without interest but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B).  Capitalized terms used and not otherwise defined in this Amendment shall have the meaning assigned to such terms in the Offer to Purchase or in the Statement.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Item 11. Additional Information.

Item 11 of the Statement is amended and supplemented by adding the following text to the end of existing subsection (a)(2) and (a)(3).

“On September 18, 2009 Adobe, the parent company of the Purchaser, and on September 21, 2009 Omniture, each filed a Notification and Report Form for Certain Mergers and Acquisitions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with the Offer and the Merger with the Antitrust Division of the Department of Justice and the Federal Trade Commission.  On October 5, 2009, Adobe was notified that the Antitrust Division of the Department of Justice and the Federal Trade Commission have granted early termination of the required waiting period under the HSR Act with respect to the Offer and the Merger.  Accordingly, the condition to the Offer that any waiting period or clearance, consent or approval under the HSR Act shall have expired, been terminated or be obtained has been satisfied.  The Offer continues to be conditioned upon the other conditions described in Section 14—“Conditions to the Offer” of the Offer to Purchase, including, among other things, the satisfaction of the Minimum Condition.”

Item 12. Exhibits.

Item 12 of the Statement is amended and supplemented by adding the following:

“(a)(5)(D)             Press Release issued by Adobe on October 6, 2009.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SNOWBIRD ACQUISITION CORPORATION

	By:	/s/ Mark Garrett
Name: Mark Garrett
Title: President and Treasurer

ADOBE SYSTEMS INCORPORATED

	By:	/s/ Shantanu Narayen
Name: Shantanu Narayen
Title: President and Chief Executive Officer

Date: October 6, 2009

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INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated September 24, 2009.*+

(a)(1)(B)	Letter of Transmittal.*+

(a)(1)(C)	Notice of Guaranteed Delivery.*+

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*+

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*+

(a)(5)(A)	Press Release issued by Adobe on September 15, 2009 (incorporated by reference to the Schedule TO-C filed by Adobe with the SEC on September 15, 2009).

(a)(5)(B)	Summary Advertisement published on September 24, 2009.*

(a)(5)(C)	Press Release issued by Adobe on September 24, 2009.*

(a)(5)(D)	Press Release issued by Adobe on October 6, 2009.

(b)(1)

Credit Agreement, dated as of February 16, 2007, among Adobe and Certain Subsidiaries as Borrowers; BNP Paribas, Keybank National Association, and UBS Loan Finance LLC as Co-Documentation Agents; JPMorgan Chase Bank, N.A. as Syndication Agent; Bank of America, N.A. as Administrative Agent and Swing Line Lender; the Other Lenders Party Thereto; and Banc of America Securities LLC and J.P. Morgan Securities Inc. as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe with the SEC on August 16, 2007).

(b)(2)

Amendment to Credit Agreement, dated as of August 13, 2007, among Adobe, as Borrower; each Lender from time to time party to the Credit Agreement; and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Adobe with the SEC on August 16, 2007).

(b)(3)

Second Amendment to Credit Agreement, dated as of February 26, 2008, among Adobe, as Borrower; each Lender from time to time party to the Credit Agreement; and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe with the SEC on February 29, 2008).

(d)(1)

Agreement and Plan of Merger, dated as of September 15, 2009, among Adobe, Purchaser and Omniture (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Adobe with the SEC on September 15, 2009).

(d)(2)

Tender and Support Agreement, dated as of September 15, 2009, among Adobe, Puchaser, and each of Joshua G. James, Gregory S. Butterfield, Dana L. Evan, D. Fraser Bullock, Mark P. Gorenberg, John R. Pestana, Cocolalla, LLC, Jennifer Bullock, Hummer Winblad Venture Partners V, L.P., Scale Venture Partners II, L.P. and Erutinmo, LLC.*

(d)(3)	Confidentiality Agreement, dated August 2, 2009, by and between Omniture and Adobe.*

(d)(3)(A)	Exclusivity Agreement, dated September 9, 2009, by and between Adobe and Omniture.*

(d)(4)	Employment Agreement, dated as of September 15, 2009, by and between Joshua G. James and Adobe.*

(d)(5)	Offer Letter, dated September 14, 2009, by and between Chris Harrington and Adobe.*

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(d)(6)	Offer Letter, dated September 14, 2009, by and between Brett Error and Adobe.*

(d)(7)	Offer Letter, dated September 14, 2009, by and between John Mellor and Adobe.*

(d)(8)	Offer Letter, dated September 14, 2009, by and between Mike Herring and Adobe.*

(d)(9)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Joshua G. James in favor of Adobe.*

(d)(10)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Chris Harrington in favor of Adobe.*

(d)(11)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Brett Error in favor of Adobe.*

(d)(12)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by John Mellor in favor of Adobe.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed as exhibits to the Schedule TO on September 24, 2009.

+ Previously mailed to holders and beneficial owners of the Shares on September 24, 2009.

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